As filed with the Securities and Exchange Commission on June 4, 2001
                                                 Registration No. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                                 _____________

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                 _____________

                           BANKATLANTIC BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                     Florida                                65-05070804
------------------------------------------------      --------------------------
(State or other jurisdiction of incorporation or         (I.R.S. Employer
                  organization)                       Identification Number)


                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                (954) 760-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Alan B. Levan
         Chairman of the Board, Chief Executive Officer and President
                          BankAtlantic Bancorp, Inc.
                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                (954) 760-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                Alison W. Miller                    Jonathan H. Talcott
         Stearns Weaver Miller Weissler              Alston & Bird LLP
           Alhadeff & Sitterson, P.A.          601 Pennsylvania Avenue, N.W.
       150 West Flagler Street, Suite 2400       North Building, 11th Floor
              Miami, Florida  33130              Washington, DC  20004-2601
                 (305) 789-3200                        (202) 756-3300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                             _____________________

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
   Title of Shares to       Amount to           Proposed Maximum                Proposed Maximum                    Amount of
     Be Registered        Be Registered   Offering Price per Share(1)     Aggregate Offering Price (1)           Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock
($0.01 par value)....... 5,175,000 shares            $7.105                       $36,768,375                         $9,193
==================================================================================================================================

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the New York Stock Exchange on May 25, 2001 solely for the purpose of calculating the registration fee.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


Prospectus (Subject to Completion)
Dated ________, 2001

                                4,500,000 SHARES

                       BankAtlantic Bancorp, Inc. [LOGO]

                              CLASS A COMMON STOCK

                         ______________________________


     We are offering 4,500,000 shares of our Class A Common Stock, par value $0.01 per share, at a price of $_____ per share. We will receive all of the net proceeds from the sale of these shares. Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX." On June 1, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $7.19 per share.

     Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 7 for a discussion of certain factors you should consider before buying our Class A Common Stock.


                                                         Per Share     Total
                                                         ---------     -----
Public offering price.................................
Underwriting discounts................................
Proceeds, before expenses, to us......................

          We have granted the underwriters the right to purchase up to an additional 675,000 shares of Class A Common Stock to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters are delivering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about _______________, 2001.


                               ----------------


Friedman Billings Ramsey                                           Stephens Inc.

                               Ryan, Beck & Co.

              The date of this prospectus is _____________, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY........................................................     1

SUMMARY SELECTED FINANCIAL DATA...........................................     5

RISK FACTORS..............................................................     7

FORWARD LOOKING STATEMENTS................................................    12

USE OF PROCEEDS...........................................................    13

PRICE RANGE OF COMMON STOCK AND DIVIDENDS.................................    14

CAPITALIZATION............................................................    15

BUSINESS..................................................................    17

MANAGEMENT................................................................    28

DESCRIPTION OF CAPITAL STOCK..............................................    30

UNDERWRITING..............................................................    32

LEGAL MATTERS.............................................................    34

EXPERTS...................................................................    34

WHERE YOU CAN FIND MORE INFORMATION.......................................    34

                              PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that you should consider in making your investment decision. You should read the entire prospectus carefully, including the risk factors and the documents referred to in "Where You Can Find More Information," including our financial statements. Unless we indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of Class A Common Stock. When we refer to "BankAtlantic Bancorp," the "Company," "we," or "our" in this prospectus, we are referring to BankAtlantic Bancorp, Inc., a Florida corporation, and all of its subsidiaries. When we refer to "BankAtlantic," or the "Bank" in this prospectus, we are referring to BankAtlantic, a Federal Savings Bank.


                                  The Company

          We are a Florida-based financial services holding company with $4.8 billion in assets and we own, directly or indirectly, BankAtlantic, Levitt Corporation, and Ryan, Beck & Co., LLC. BankAtlantic, a federal savings bank headquartered in Fort Lauderdale, Florida, provides traditional retail and commercial banking products and services and engages in a wide range of related activities. Through Levitt Corporation, a subsidiary of BankAtlantic, we engage in real estate development and real estate investment activities in Florida.
Our wholly-owned subsidiary, Ryan, Beck is an investment banking firm which provides a wide range of investment banking, brokerage and investment management services.

          Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

Strategy

          We are one of the leading financial services companies based in Florida. We believe that there are significant opportunities for profitable growth in our markets. The rapid pace of consolidation among Florida's depository institutions has created opportunities for locally-owned financial institutions. Florida is the fourth most populous and seventh fastest growing state in the U.S., and BankAtlantic's principal markets include the four most populous counties in Florida.

          During 2000, we took steps to reposition the Company for continued growth and improved profitability by focusing on six key areas:

          o Enhancing key management personnel. Since January, 2000, we have hired four key executives, each with a proven record at successful financial services companies. These executives are:
               . Lloyd DeVaux, Executive Vice President and Chief Information Officer, former Senior Executive Vice President and Chief Information Officer, Union Planters Corporation, a $35 billion bank holding company.
               . Jay A. Fuchs, Executive Vice President and Chief Community Banking Officer, former President of American Bankers Insurance Company, a financial services marketing company.
               . Jay C. McClung, Executive Vice President and Chief Credit Officer, former Chief Credit Officer of Synovus Financial Corp., a $13 billion bank holding company. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.
               . James A. White, Executive Vice President and Chief Financial Officer, former Chief Financial Officer of BOK Financial Corporation, an $8 billion bank holding company. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa.

     o Concentrating on our core competencies. We intend to continue to grow our core commercial and retail banking business with an emphasis on commercial real estate and commercial real estate development lending. We attribute our success in the commercial real estate lending business to several key factors including disciplined underwriting and insight and expertise in the commercial real estate market.

     o Benefiting from consolidation in Florida. There has been rapid consolidation among Florida's depository institutions and we believe that we are in a position to take advantage of the opportunities this presents. While larger regional and super-regional competitors continue to focus on larger dollar transactions and less personal forms of customer service, we have committed ourselves to providing personalized banking services and to positioning BankAtlantic as a community-based and community-focused institution. In addition, we have been able to attract talented personnel interested in working for a locally-based institution and as consolidation in our industry continues, we believe that there will be opportunities to acquire valuable assets divested as the result of acquisitions.

     o Improving our credit culture. Our new Chief Credit Officer has taken significant steps to improve our credit culture. We have modified our underwriting standards and have developed and instituted credit training programs for our banking officers which emphasize underwriting and credit analysis. We have also developed systems and programs which we believe will enable us to offer new products and services without exposing the Bank to unnecessary credit risks. While the core operations of the Bank have generally performed well during the past three years, the Bank's attempts to develop new business lines during that period resulted in some unprofitable lines of business and higher than acceptable charge-off levels in these areas. Small business lending, indirect consumer lending and leasing programs resulted in approximately $54 million of net charge-offs during 1998, 1999, and 2000, equaling approximately 85% of total net charge-offs during those periods. We have substantially curtailed or eliminated these activities, adopted new underwriting standards and implemented a portfolio monitoring program leading to a decrease in the ratio of non-performing assets to total loans to 0.89% as of March 31, 2001, down from a peak of 1.40% as of December 31, 1999.

     o Developing a customer and sales oriented culture in the branches. In addition to hiring a new Chief Community Banking Officer, during the past year we have hired two new county presidents to add to our two existing county presidents and have hired 16 new branch marketing managers. We have developed new products which we believe are more attractive for our customers. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and profitability based incentives enabling our community banking personnel to earn additional income for production of profitable business. In addition, we have empowered our branch personnel to adjust the terms of certain of our products based on the profitability of the customer and the branch.

     o Enhancing the capital structure of the Company. During 2000, we completed two tender offers for $50 million of our 5-5/8% convertible debentures. We also retired the publicly traded shares of our Class B Common Stock creating a single class of publicly traded common stock. We intend to continue our efforts to simplify our holding company capital structure by using the net proceeds of this offering to reduce holding company borrowings, reducing the debt to tangible equity ratio at the holding company from 115% to approximately 88%, assuming net proceeds of $30.1 million. We are also considering the potential benefits of calling all or a portion of our outstanding 6-3/4% convertible debentures for redemption in the future at such time as it is likely that the holders will exercise their conversion rights.

     Levitt Corporation enables us to further capitalize on our real estate development expertise. Our six person executive management team has well over 100 years of combined real estate development experience. Levitt's subsidiary, St. Lucie West Holding Corp., is the developer of St. Lucie West, a master planned community in the fourth fastest growing region in Florida, located just north of Palm Beach. Levitt's subsidiary, Levitt and Sons, is a developer of planned communities for the growing active adult market. As of March 31, 2001, it had a presold backlog of 905 homes at its existing developments compared to a backlog of 330 homes as of December 31, 1999 and 703 homes as of December 31, 2000. St. Lucie West Holding Corp.'s strategy is to acquire additional property that is suitable for commercial or residential development and resale. Levitt and Sons' strategy is to continue to deliver on its presold backlog of 905 homes, to complete its existing developments and to develop adult communities on a selected basis in markets which the management team deems to be attractive and that offer profitable opportunities for Levitt.

     During the past two years, Ryan, Beck's strategy has been to diversify its operations by expanding its investment banking coverage through the addition of research coverage and market making in the technology, consumer products and health care industries. Although Ryan, Beck experienced a loss in 2000, we believe that these and other growth initiatives will result in increased revenues and improved results over the long term.

                       Recent Capital Stock Developments

     On May 24, 2001, we amended our Articles of Incorporation to provide voting rights to the holders of our Class A Common Stock. Prior to this amendment, our Class B Common Stock was our sole voting stock. Our Class A Common Stock and Class B Common Stock now generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The amendment also equalized the per share cash dividends payable on our Class A Common Stock and Class B Common Stock.

     BFC Financial Corporation, which is controlled by Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the Board of Directors, currently owns all of the outstanding shares of our Class B Common Stock and approximately 26% of the outstanding shares of our Class A Common Stock. After the completion of this offering, BFC will continue to hold all of the outstanding shares of our Class B Common Stock and will hold approximately 23% of the outstanding shares of our Class A Common Stock. As a result, BFC has and will continue to have the power to control any vote of our shareholders except in those instances where Florida law grants the holders of the outstanding shares of Class A Common Stock the right to vote on a matter as a separate class. See "Risk Factors" on page 7 and "Description of Capital Stock" on page 30 for a description of the terms of our common stock.

                                        THE OFFERING

Common Stock offered............  4,500,000 shares of Class A Common Stock

Common Stock to be outstanding
  after the offering............  36,242,882 shares of Class A Common Stock/(1)/
                                  4,876,124 shares of Class B Common Stock

Over-allotment option...........  675,000 shares of Class A Common Stock

Voting Rights...................  Holders of Class A Common Stock are entitled to one vote per share and the Class A Common
                                  Stock possesses in the aggregate 53% of the total voting power of our common stock. The holder of our Class B Common Stock, BFC Financial Corporation, which is controlled by Alan B. Levan and John E. Abdo, is entitled to a number of votes per share which represents in the aggregate 47% of the total voting power of our common stock. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends.......................  Holders of Class A Common Stock and Class B
                                  Common Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on Class A Common Stock are identical to those issued on Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend or other non-cash distribution to holders of Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock in the discretion of our Board of Directors.

Convertibility..................  Our Class A Common Stock is not convertible.
                                  Our Class B Common Stock is convertible into
                                  Class A Common Stock on a share-for-share basis.

Use of Proceeds.................  We intend to use the net proceeds of this offering to redeem approximately $30.1 million of subordinated investment notes which have annual interest rates ranging from 10% to 11.75% and have maturity dates ranging from February 2002 to September 2002.

Class A Common Stock
  NYSE Symbol...................  "BBX"


___________
 (1) This does not include 5,917,159 shares of Class A Common Stock issuable upon exercise of options and 4,098,044 shares of Class A Common Stock issuable upon conversion of our outstanding 5-5/8% Convertible Subordinated Debentures due 2007, which are convertible at $11.25 per share, and 8,968,070 shares of Class A Common Stock issuable upon conversion of our 6-3/4% Convertible Subordinated Debentures due 2006, which are convertible at $5.70 per share.

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of and for the years ended December 31, 1996 through 2000 and as of and for the three-months ended March 31, 2000 and 2001. Certain selected financial data presented below under the captions "Income Statement," "Per Class A common share data" and "Balance Sheet (at year end)" as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the years in the five-year period ended December 31, 2000, are derived from the consolidated financial statements of the Company, which have been audited by KPMG LLP, independent certified public accountants. The selected financial data presented below as of and for the three-month periods ended March 31, 2000 and 2001, are derived from the unaudited consolidated financial statements of the Company and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the three month period ended March 31, 2001 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which are incorporated in this prospectus by reference.

                                                                              For the Years Ended December 31,
                                                         ------------------------------------------------------------------------
(In thousands except share, per share data and ratios)       1996           1997           1998           1999           2000
                                                         -----------    ------------    -----------    -----------    -----------
Income Statement

Total interest income                                    $   152,631    $    210,554    $   254,138    $   285,937        327,891
Total interest expense                                        76,365         116,024        151,853        168,671        210,012
                                                         -----------    ------------    -----------    -----------    -----------
Net interest income                                           76,266          94,530        102,285        117,266        117,879
Provision for loan losses                                      5,844          11,268         21,788         30,658         29,132
Gains on sales of securities, net                              5,959           4,830          1,207          1,928          2,226
Other non-interest income                                     20,859          28,536         55,673         98,141        113,938
Non-interest expense                                          68,221          77,722        120,665        139,779        177,207
                                                         -----------    ------------    -----------    -----------    -----------
Income before income taxes, discontinued operations,
    extraordinary items and cumulative effect of a
    change in accounting principle                            29,019          38,906         16,712         46,898         27,704
Provision for income taxes                                    11,380          15,248          6,526         18,106         11,607
                                                         -----------    ------------    -----------    -----------    -----------
Income from continuing operations                             17,639          23,658         10,186         28,792         16,097
Income (loss) from discontinued operations, net of tax         1,372           4,111        (18,220)         2,077            669
                                                         -----------    ------------    -----------    -----------    -----------
Income (loss) before extraordinary items and
    cumulative effect of a change in accounting
    principle                                                 19,011          27,769         (8,034)        30,869         16,766
Extraordinary items, net of tax                                    -               -              -              -          7,948
Cumulative effect of a change in accounting principle              -               -              -              -              -
                                                         -----------    ------------    -----------    -----------    -----------
Net income (loss)                                        $    19,011    $     27,769    $    (8,034)   $    30,869    $    24,714
                                                         -----------    ------------    -----------    -----------    -----------
Performance ratios

Return on average assets (1) (2)                                0.88%           0.86%          0.28%          0.72%          0.37%
Return on average equity (1) (2)                               13.07           14.85           4.39          11.68           6.31
Efficiency ratio (2) (3)                                       66.12           60.77          75.81          64.30          75.72
Efficiency Ratio - banking operations (2) (4)                  64.14           57.56          61.20          49.80          59.73

Per Class A common share data

Diluted earnings from continuing operations              $      0.47    $       0.58    $      0.25    $      0.59    $      0.38
Earnings (loss) from discontinued operations                    0.03            0.09          (0.45)          0.03           0.01
Earnings from extraordinary items                               0.00            0.00           0.00           0.00           0.15
Earnings from cumulative effect of a change in
    accounting principle                                        0.00            0.00           0.00           0.00           0.00
                                                         -----------    ------------    -----------    -----------    -----------
Diluted earnings (loss) per share                        $      0.50    $       0.67    $     (0.20)   $      0.62    $      0.54
                                                         -----------    ------------    -----------    -----------    -----------
Diluted cash flow earnings (loss) per share (5)          $      0.54    $       0.72    $     (0.12)   $      0.69    $      0.61
                                                         -----------    ------------    -----------    -----------    -----------

Cash dividends declared per Class A common share         $     0.071    $      0.082    $     0.094    $     0.097    $     0.101
Cash dividends declared per Class B common share               0.063           0.074          0.085          0.088          0.092
Book value per share                                            4.48            5.59           5.63           5.53           6.80
Tangible book value per share                                   3.60            4.89           4.33           4.27           5.44

                                                              For the Quarter Ended
                                                                    March 31,
                                                           --------------------------
(In thousands except share, per share data and ratios)        2000           2001
                                                           -----------    -----------
Income Statement                                                   (unaudited)

Total interest income                                      $    77,224    $    86,252
Total interest expense                                          47,172         54,581
                                                           -----------    -----------
Net interest income                                             30,052         31,671
Provision for loan losses                                       10,787          2,761
Gains on sales of securities, net                                   50            135
Other non-interest income                                       28,699         25,179
Non-interest expense                                            41,901         43,193
                                                           -----------    -----------
Income before income taxes, discontinued operations,
    extraordinary items and cumulative effect of a
    change in accounting principle                               6,113         11,031
Provision for income taxes                                       2,432          4,206
                                                           -----------    -----------
Income from continuing operations                                3,681          6,825
Income (loss) from discontinued operations, net of tax               -              -
                                                           -----------    -----------
Income (loss) before extraordinary items and
    cumulative effect of a change in accounting
    principle                                                    3,681          6,825
Extraordinary items, net of tax                                  3,466              -
Cumulative effect of a change in accounting principle                -          1,138
                                                           -----------    -----------
Net income (loss)                                          $     7,147    $     7,963
                                                           -----------    -----------
Performance ratios

Return on average assets (1) (2)                                  0.35%          0.58%
Return on average equity (1) (2)                                  5.53          10.63
Efficiency ratio (2) (3)                                         71.26          75.80
Efficiency Ratio - banking operations (2) (4)                    56.12          56.49

Per Class A common share data

Diluted earnings from continuing operations                $      0.09    $      0.16
Earnings (loss) from discontinued operations                      0.00           0.00
Earnings from extraordinary items                                 0.06           0.00
Earnings from cumulative effect of a change in
    accounting principle                                          0.00           0.02
                                                           -----------    -----------
Diluted earnings (loss) per share                          $      0.15    $      0.18
                                                           -----------    -----------
Diluted cash flow earnings (loss) per share (5)            $      0.16    $      0.20
                                                           -----------    -----------

Cash dividends declared per Class A common share           $     0.025    $     0.025
Cash dividends declared per Class B common share                 0.023          0.023
Book value per share                                              5.80           7.22
Tangible book value per share                                     4.54           5.88

                                                                              For the Years Ended December 31,
                                                         ------------------------------------------------------------------------
(In thousands except share, per share data and ratios)       1996           1997           1998           1999           2000
                                                         -----------    ------------    -----------    -----------    -----------
Balance Sheet (at year end)

Loans and leases, net (6)                                $  1,824,856   $  2,072,825    $ 2,635,369    $ 2,689,708    $ 2,853,804
Securities                                                    493,856        667,770        679,336        954,932      1,266,186
Total assets                                                2,605,527      3,064,480      3,788,975      4,159,901      4,617,300
Deposits                                                    1,832,780      1,763,733      1,925,772      2,027,892      2,234,485
Securities sold under agreements to repurchase and
    other short term borrowings                               190,588         61,216        180,593        429,123        669,202
Other borrowings (7)                                          374,200        952,057      1,296,436      1,401,709      1,337,909
Stockholders' equity                                          147,704        207,171        240,440        235,886        248,821
Asset quality ratios
Non-performing assets as a percent of total loans, tax
    certificates and real estate owned                           1.11%          1.33%          1.15%          1.40%          0.89%
Loan loss allowance as a percent of non-performing
    loans                                                      207.26         161.93         162.43         137.64         259.58
Loan loss allowance as a percent of total loans                  1.39           1.35           1.42           1.63           1.62
Consolidated Capital Ratios
Equity as a percent of total assets                              5.67           6.76           6.35           5.67           5.39
Tangible equity as a percent of total assets                     4.56           5.90           4.88           4.38           4.31
Capital ratios for BankAtlantic
Total risk based capital                                        10.83          18.64          13.92          13.30          11.00
Tier I risk based capital                                        9.58          17.38          12.67          12.04           9.74
Core capital                                                     6.65          11.12           8.48           7.71           6.66

                                                              For the Quarter Ended
                                                                    March 31,
                                                           --------------------------
(In thousands except share, per share data and ratios)        2000           2001
                                                           -----------    -----------
Balance Sheet (at year end)

Loans and leases, net (6)                                  $ 2,745,911    $ 2,915,119
Securities                                                     984,807      1,385,963
Total assets                                                 4,259,650      4,811,813
Deposits                                                     2,179,709      2,380,721
Securities sold under agreements to repurchase and
    other short term borrowings                                332,588        722,621
Other borrowings (7)                                         1,435,332      1,324,559
Stockholders' equity                                           240,631        264,239
Asset quality ratios
Non-performing assets as a percent of total loans, tax
    certificates and real estate owned                            1.05%          0.86%
Loan loss allowance as a percent of non-performing
    loans                                                       200.21         257.71
Loan loss allowance as a percent of total loans                   1.71           1.59
Consolidated Capital Ratios
Equity as a percent of total assets                               5.65           5.49
Tangible equity as a percent of total assets                      4.42           4.48
Capital ratios for BankAtlantic
Total risk based capital                                         12.99          11.03
Tier I risk based capital                                        11.74           9.78
Core capital                                                      7.71           6.54

  (1) ROA and ROE excluding the $7.2 million Savings Association Insurance Fund one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.
  (2) Restated for continuing operations relating to the decision by the Company to exit its mortgage servicing operations.
  (3) The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income. Excluding the $7.2 million SAIF one-time special assessment, this ratio for the year ended December 31, 1996 would have been 62.79%.
  (4) Efficiency ratio banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt and the holding company.
  (5) Class A cash flow earnings (loss) per share excludes the amortization expense of goodwill and other intangible assets.
  (6)  Includes $207,000, $160.1 million, $9.7 million, $13.6 million and $1.3 million, of banker's acceptances at December 31, 1996, 1997, 1998, 1999 and 2000, respectively and $12.8 million and $1.6 million of banker's acceptances at March 31, 2000 and 2001, respectively.
  (7) Other borrowings consist of FHLB advances, subordinated debentures, notes and bonds payable and guaranteed preferred beneficial interests in the Company's junior subordinated debentures.

                                 RISK FACTORS

     You should carefully consider the following risks before purchasing our stock. Our most significant risks and uncertainties are described below; however, they are not the only ones we may face. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Associated With Us

We have Significant Indebtedness that Could Adversely Affect our Financial Condition

     As of March 31, 2001, we had approximately $247 million of indebtedness outstanding at the holding company level. The degree to which we are leveraged poses risks to our operations, including the risk that our cash flow will not be sufficient to service our outstanding debt and that we may not be able to obtain additional financing or refinancing. If we are forced to utilize all or most of our cash flow for the purpose of servicing debt we will not be able to use those funds for other purposes.

     Our obligations at March 31, 2001 included:

          .    Investment Notes with various maturities in 2002 - $34.8 million outstanding principal amount;
          .    Bank Line of Credit maturing in 2003 - $18.5 million outstanding;
          .    9% Subordinated Debentures due 2005 - $21.0 million outstanding principal amount;
          .    6-3/4% Convertible Subordinated Debentures due 2006 - $51.1
               million outstanding principal amount;
          .    5-5/8% Convertible Subordinated Debentures due 2007 - $46.1
               million outstanding principal amount; and
          .    9.5% Junior Subordinated Debentures due 2027  - $74.8 million outstanding principal amount (issued to our subsidiary BBC
               Capital Trust I in connection with the issuance of trust preferred securities).

Our ability to meet these obligations is largely dependent on BankAtlantic's ability to pay dividends to us. As described below, BankAtlantic's ability to pay dividends is limited and is primarily determined based on BankAtlantic's net income.

     As of March 31, 2001, the aggregate annual interest expense on these obligations was approximately $20.3 million. During 2000, we received $23.2 million of dividends from BankAtlantic.

Our Ability to Service our Debt and Pay Dividends Depends on Capital Distributions from BankAtlantic, which are Subject to Regulatory Limits

     The declaration and payment of dividends on our Class A Common Stock will depend on our results of operations, financial condition and cash requirements and will be subject to restrictions under our indentures and loan covenants. We depend upon dividends from BankAtlantic for a significant portion of our revenues. We use dividends from BankAtlantic to service our debt obligations and to pay dividends on our capital stock. BankAtlantic's ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). "Capital distributions" regulated by the OTS include:

  . distributions of cash or other property to owners made because of the ownership (but not including stock dividends);
  . payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

  . direct or indirect payments of cash or property made in connection with a restructuring, including payments to shareholders of another entity in a cash-out merger; and
  . other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.

     BankAtlantic's ability to make capital distributions is subject to four sets of regulatory constraints. First, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic's net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic's ability to make such distributions depends on maintaining eligibility for "expedited status." BankAtlantic currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.

     Second, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to us. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound.

     Third, additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail its capital requirements on a pro forma basis after giving effect to the proposed distribution.

     Fourth, the FDIC has back-up authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.

Changes in Interest Rates Could Adversely Affect Our Net Interest Income and Profitability

     The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

     Changes in Interest Rates Will Impact the Difference Between our Interest Income and Interest Expense

     Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

          . interest income on interest-earning assets, such as loans and investment securities; and
          . interest expense on interest-bearing liabilities, such as deposits.

     Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.

     We use a computer model to quantify our interest rate risk. This model measures the effect that overall increases or decreases in interest rates of 100 and 200 basis points would have on our net portfolio value - - the fair value of all assets and liabilities that would be affected by interest rate changes. As of March 31, 2001, the model showed that changes of 100 basis points in either direction would have a modest adverse impact on our net portfolio value, but changes of 200 basis points would have a more significant negative effect.

     Declining Interest Rates Result in Accelerated Loan Prepayments Which Impact Our Net Interest Income and Profitability

     Loan prepayments accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

          . we amortize premiums on acquired loans and if loans are prepaid the unamortized premium will be charged off; and
          . the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

     As of March 31, 2001, we held $1.3 billion of purchased residential loans. There are premiums of $10.7 million and discounts of $3.0 million on these loans. If significant prepayments on loans with premiums exceed prepayments on loans with discounts, our earnings would be adversely affected.

A Decline in the Real Estate Market May Result in Losses or Decreased Profitability

     Declines in real estate values could have a material adverse impact on our results of operations based not only on the nature of our assets and the composition of our loan portfolio but also on our real estate development activities.

     Our loan portfolio includes $1.4 billion of loans secured by residential real estate and $1.0 billion of commercial real estate, construction and development loans. From 1998 through March 31, 2001, our construction and development loans increased from approximately $439 million to approximately $922 million, increasing as a percentage of our loan and lease portfolio from approximately 17% to 32%.

     BankAtlantic's commercial real estate loan portfolio includes large lending relationships, including eight relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $220 million as of March 31, 2001.

     The real estate underlying many of our commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties, Florida and the Tampa Bay area and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values. In addition, the concentration of our business and the locations of our offices in South Florida, expose us to geographic risks. Our business and results of operations would be materially adversely affected if adverse economic, political or business developments or natural disasters affect South Florida.

     The real estate securing the wholesale residential loans that we purchased is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

Our Real Estate Development and Investment Activities are Speculative and Involve a High Degree of Risk

     We engage in real estate development and investment activities through Levitt Corporation. The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and home building industries include:

          .    the availability and cost of financing;
          .    a surplus of available real estate offerings in the market or decreases in demand;
          .    over-building;
          .    an unfavorable interest rate environment;
          .    changes in general economic conditions;
          .    a scarcity of land available for development which can be
               obtained at prices that are viable from a business perspective;
               and

          . significant volatility and fluctuations in underlying real estate values.

     Levitt Corporation's periodic sales of properties may be insufficient to ensure that revenues are generated as expenses are incurred. Further, if sales are not adequate to cover operating expenses as incurred, it may be necessary for Levitt Corporation to seek a source of additional operating funds and this may have a negative impact on our earnings.

     We acquired St. Lucie West Holding Corp. and Levitt and Sons, and indirectly the real estate owned by these companies, at what we believe were attractive prices. The profitability of our real estate development activities will depend, among other things, on our ability to acquire land, either directly or through acquisitions of existing entities, at attractive prices.

Our Real Estate Development Investments Are Subject to Regulatory Limits

     BankAtlantic currently has an informal agreement with the OTS regarding its real estate investment activities. BankAtlantic has agreed that it will not contribute more than $50 million of equity to Levitt Corporation and that it will not lend in the aggregate more than $125 million to Levitt Corporation real estate developments and joint ventures. As of March 31, 2001, BankAtlantic was in compliance with this agreement.

     BankAtlantic is considering transferring direct ownership of Levitt Corporation to BankAtlantic Bancorp. If BankAtlantic were to do so, loans from BankAtlantic to Levitt related entities aggregating $65 million would become subject to regulatory restrictions on loans to affiliates which, based on our current size, would limit these loans to approximately $43 million. However, BankAtlantic has been advised by the OTS that all currently outstanding loans would be grandfathered upon transfer.

We and BankAtlantic are Subject to a Wide Range of Regulatory Requirements that Could Have a Material Adverse Effect on our Business or the Price of the Class A Common Stock

     We are a grandfathered unitary savings and loan holding company and have broad authority to engage in various types of business activities. The OTS can stop us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation by us of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

          .    limit the payment of dividends by BankAtlantic to us;
          .    limit transactions between BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;
          .    limit the activities of BankAtlantic; or
          .    impose capital requirements on us.

Unlike bank holding companies, as a savings and loan holding company, we are not subject to capital requirements. However, the OTS has indicated over the past several months that it may impose capital requirements on holding companies. The OTS may in the future adopt regulations that would affect our operations, our ability to pay dividends or to engage in certain transactions or activities.

We Engage in the Securities Business Through our Investment Banking Subsidiary, Ryan, Beck, which Subjects Us to the Specific Risks of that Business

     The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan, Beck's business and its profitability are affected by many factors including:

          .    the volatility and price levels of the securities markets;
          .    the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

          .    the demand for investment banking services;
          .    the level and volatility of interest rates;
          .    the availability of credit;
          .    legislation affecting the business and financial communities;
          .    the economy in general; and
          .    potential liability to customers.

     Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, as a regional investment banking firm, Ryan, Beck is likely to be adversely affected by negative developments in New Jersey, the mid-Atlantic regions and the financial services industry in general.

     Further, Ryan, Beck's performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. As part of our acquisition of Ryan, Beck, we established a retention pool of approximately $8 million for the purpose of retaining key employees. The amounts in this retention pool will be payable during 2002. If we are unable to encourage the continued service of Ryan, Beck's key employees or to hire additional personnel, its results would be adversely affected.

We Have a Large Portfolio of Equity Securities which is Susceptible to Market Downturns

     In addition to securities held by Ryan, Beck, we periodically invest in equity securities for our own account. As of March 31, 2001, our portfolio, without regard to securities held by Ryan, Beck, included publicly traded equity securities with a fair value of $24 million and privately held equity securities with a cost basis of $20 million. Our portfolio is susceptible to volatility in the securities markets and other risks associated with equity securities. We may experience losses in our securities portfolio due to a decline in value of the underlying securities.

Risks Associated with Our Class A Common Stock

BFC Financial Corporation Holds Shares Representing a Majority of our Voting
Power

     As of March 31, 2001, BFC Financial Corporation ("BFC") owned all of our issued and outstanding Class B Common Stock and 8,296,891 shares, or approximately 26%, of our issued and outstanding Class A Common Stock. These shares represent approximately 61% of our total voting power and will represent approximately 59% of our total voting power after the completion of the offering. Since the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC is in a position to control our company and elect a majority of our Board of Directors. Additionally, Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer and Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic, and John E. Abdo, Vice Chairman of our Board of Directors and the Vice Chairman of the Board of Directors and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 45% and 23% of the shares of BFC, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of BankAtlantic Bancorp, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC's control position may have an adverse effect on the market price of our Class A Common Stock.

The Terms of Our Articles of Incorporation which Establish Fixed Relative Voting Percentages Between Our Class A Common Stock and Class B Common Stock are New and May Not be Well Accepted by the Market

     Our Class A Common Stock and Class B Common Stock generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. These relative voting percentages will remain fixed until such time as BFC or its affiliates own less than 2,438,062 shares of Class B Common Stock, which is 50% of the number of shares that it now owns, even if additional shares of Class A Common Stock are issued. While the amendment creating this capital structure was approved by our shareholders, the amendment was only recently adopted and the fixed voting percentage provisions are somewhat unique. If the market does not react favorably to this structure, the trading price and market for our Class A Common Stock would be adversely affected.

BFC Financial Corporation Can Reduce its Economic Interest in Us and Still Maintain Voting Control

     Our Class B Common Stock currently represents approximately 13% of our common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. As discussed above, as long as BFC Financial Corporation and its affiliates do not reduce their interest in our Class B Common Stock by more than 50%, the voting power of Class B Common Stock will remain fixed. Therefore, BFC may sell up to 50% of its shares of Class B Common Stock, and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power and any conversion of such shares to Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.


                          FORWARD LOOKING STATEMENTS

     Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

          .    the impact and effects of leverage;
          .    regulatory limitations on BankAtlantic's ability to pay
               dividends;
          .    the potential adverse impact on BankAtlantic's operations and profitability of changes in interest rates and future legislation or regulations;
          .    economic conditions, both generally and particularly in areas where we or our subsidiaries, including BankAtlantic, operate or hold assets;
          .    interest rate and credit risk associated with BankAtlantic's loan portfolio and the related sufficiency of its allowance for loan losses;
          .    the success of technological, strategic and business initiatives;
          .    the risks associated with commercial real estate and development;
          .    the risks associated with the value of our equity securities;
          .    the profitability of our banking and non-banking initiatives and investments;
          .    the ability to successfully integrate any business or assets that we may acquire;
          .    the highly regulated nature of our banking business; and

          .    the highly competitive nature of our businesses.

Many of these factors are beyond our control and beyond the control of BankAtlantic. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled "Risk Factors" and the risk factors and other information contained in our publicly available SEC filings.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 4,500,000 shares of Class A Common Stock we are offering will be approximately $30.1 million after deducting estimated offering expenses and underwriting discounts. For purposes of this calculation we have assumed a public offering price of $7.19 per share. We intend to use the net proceeds to repay debt. We currently intend to use the net proceeds to redeem approximately $30.1 million of our subordinated investment notes. The subordinated investment notes bear interest at rates ranging from 10% to 11.75% per annum and have maturity dates ranging from February 2002 through September 2002. The proceeds from the issuance of the subordinated investment notes were used during 2000 to repurchase a portion of our outstanding 5-5/8% Convertible Subordinated Debentures due 2007 and, in part, to retire shares of our Class B Common Stock held by the public.

     The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

          .    treasury bills;
          .    commercial paper;
          .    certificates of deposit;
          .    securities issued by U.S. government agencies;
          .    money market funds;
          .    repurchase agreements; and
          .    other similar investments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BBX." Our Class B Common Stock is not traded on any exchange or quoted through any automated quotation system. The following tables set forth, for the indicated periods, the high and low sale prices for our Class A Common Stock as reported by the New York Stock Exchange and the cash dividends declared per share of our Class A Common Stock and Class B Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions. The stock prices have been adjusted to reflect a 15% stock dividend issued to the holders of our Class A Common Stock and Class B Common Stock in August 1999.

                                                                                    Class B
                                                                                    Common
                                               Class A Common Stock                 Stock
                                      -------------------------------------       ----------
                                                                     Cash           Cash
                                                                  Dividends       Dividends
                                            Price Range            Paid Per        Paid Per
                                      ----------------------
                                         High          Low          Share           Share
                                      ---------     --------      ---------       ----------
1999
------------------------------
   First Quarter                         $7.77         $5.70         $.0253           $.0230
   Second Quarter                         7.39          6.14          .0239            .0217
   Third Quarter                          6.95          5.56          .0239            .0217
   Fourth Quarter                         5.94          3.81          .0239            .0217
                                                                  ---------       ----------
          Total                                                      $.0970           $.0881
                                                                  =========       ==========
2000
------------------------------
   First Quarter                         $5.50         $3.00         $.0253           $.0230
   Second Quarter                         5.50          3.75          .0253            .0230
   Third Quarter                          4.75          3.44          .0253            .0230
   Fourth Quarter                         4.50          3.00          .0253            .0230
                                                                  ---------       ----------
          Total                                                      $.1012           $.0920
                                                                  =========       ==========
2001
------------------------------
   First Quarter                         $6.57         $3.69         $.0253           $.0230
   Second Quarter                         7.24          5.92             --               --
   (through June 1, 2001)
                                                                  ---------       ----------
          Total                                                      $.0253           $.0230
                                                                  =========       ==========

     On June 1, 2001, the closing sale price of our Class A Common Stock as reported on the New York Stock Exchange was $7.19 per share.

     We have paid cash dividends on our Class B Common Stock since our formation in 1994 and we have paid regular quarterly cash dividends on our Class A Common Stock since its initial issuance in March 1996. We currently intend to declare and pay regular quarterly cash dividends on both classes of our common stock. Until the recent amendments to our Articles of Incorporation on May 24, 2001, our Class A Common Stock was entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. Cash dividends paid on the Class A and Class B Common Stock are now equal on a per share basis.

     Our ability to pay dividends is restricted by certain regulations of the OTS as well as certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt. For more information on these restrictions, see the section of the prospectus entitled "Risk Factors" on page 7.

                                CAPITALIZATION

     The following table sets forth our capitalization on an actual basis at March 31, 2001 and on an as adjusted basis to reflect the sale of the 4,500,000 shares of Class A Common Stock to be sold by us in this offering (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds from the offering as described in the section of this prospectus entitled "Use of Proceeds," on page 13. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 which are incorporated in this prospectus by reference.

                                                                                     As of March 31, 2001
                                                                         -------------------------------------------
                                                                            Actual                     As Adjusted
                                                                         ---------------             ---------------
                                                                                  (dollars in thousands)
                                                                                       (unaudited)
Deposits and borrowings:
  Deposits..........................................................     $     2,380,721             $     2,380,721
  Advances from FHLB................................................           1,028,803                   1,028,803
  Securities sold under agreements to repurchase and
    other short term borrowings.....................................             722,621                     722,621
  Real estate debt (including current portion)......................              48,811                      48,811
  Holding company debt (including current portion) (1)..............             172,195                     142,120
Guaranteed preferred beneficial interests in Company's
junior subordinated debentures......................................              74,750                      74,750

Stockholders' equity:
  Preferred Stock, 10,000,000 shares authorized, none
    issued and outstanding..........................................                 ---                         ---
  Class A Common Stock, 80,000,000 shares authorized;
    31,742,882 shares issued and outstanding;
    36,242,882 shares issued and outstanding,
    as adjusted, respectively.......................................                 317                         362
  Class B Common Stock, 45,000,000 shares authorized;
    4,876,124 shares issued and outstanding;
    4,876,124 shares issued and outstanding, as
    adjusted, respectively..........................................                  49                          49
  Additional paid in capital........................................             103,910                     133,940
  Retained earnings.................................................             150,180                     149,877(2)
  Accumulated other comprehensive income............................               9,783                       9,783
                                                                               ---------                   ---------
Total stockholders' equity..........................................     $       264,239             $       294,011
                                                                               ---------                   ---------

Holding company debt plus guaranteed preferred beneficial interests in the Company's junior subordinated debentures as a percentage of
 total stockholders' equity (3).....................................                  93%                         74%

(1) This includes $46.1 million of 5-5/8% Convertible Subordinated Debentures due 2007 and $51.1 million of 6-3/4% Convertible Subordinated Debentures due 2006.

(2) Retained earnings, as adjusted, includes the write-off of deferred offering costs associated with the original issuance of the Company's subordinated investment notes as a consequence of the early extinguishment of these obligations with the proceeds from the offering.

(3) Holding company debt plus guaranteed preferred beneficial interests in the Company's junior subordinated debentures as a percentage of total tangible stockholders equity equaled 115%, actual as of March 31, 2001, and 88%, as adjusted.

This table is based on shares outstanding at March 31, 2001 and does not include 5,917,159 shares of Class A Common Stock issuable upon exercise of outstanding options and 4,098,044 shares of Class A Common Stock issuable upon conversion of our outstanding 5-5/8% Convertible Subordinated Debentures due 2007 which are convertible at $11.25 per share and 8,968,070 shares of Class A Common Stock issuable upon conversion of our 6-3/4% Convertible Subordinated Debentures due 2006 which are convertible at $5.70 per share.

                                   BUSINESS

The Company

     We are a Florida-based financial services holding company and we own BankAtlantic, Levitt Corporation, which is a subsidiary of BankAtlantic, and Ryan, Beck. As of March 31, 2001, we had total consolidated assets of approximately $4.8 billion, total consolidated deposits of approximately $2.4 billion and total consolidated shareholders' equity of approximately $264 million.

     BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, provides traditional retail banking services and a wide range of commercial banking products and related financial services through more than 60 branch offices located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. BankAtlantic's activities include:

     . attracting checking and savings deposits from the public and general business customers,
     . originating commercial real estate and business loans, and consumer and small business loans,
     .    purchasing wholesale residential loans from third parties, and
     . making other investments in mortgage-backed securities, tax certificates and other securities.

BankAtlantic is regulated and examined by the OTS and the FDIC.

     Levitt Corporation is a Florida corporation headquartered in Fort Lauderdale, Florida. It owns St. Lucie West Holding Corp., a Delaware corporation headquartered in Port St. Lucie, Florida, which is the developer of a master planned residential, commercial and industrial community in St. Lucie County, Florida. Levitt Corporation also owns Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, which is a developer of single-family home communities and, to a lesser extent, condominiums and rental apartment complexes. Levitt Corporation also has several other real estate joint venture investments in South Florida.

     Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey, provides a wide range of investment banking, brokerage and investment management services through offices in New Jersey, New York, Pennsylvania, Massachusetts, Maine and Florida.

Description of Business

BankAtlantic

     BankAtlantic is a community-oriented bank which is engaged in commercial and consumer banking as well as commercial real estate lending. Its operations are focused primarily on retail deposit-taking, commercial lending and commercial real estate lending. BankAtlantic's primary source of revenue is interest income from its lending activities. It also receives revenue from interest and dividends on its investment securities. BankAtlantic's primary sources of funds are deposits, principal and interest payments and principal prepayments on loans and investment securities and interest and dividends from its investment securities.

     BankAtlantic's primary deposit-taking activities are concentrated in South Florida and primarily in Miami-Dade, Broward, and Palm Beach Counties and the Tampa Bay area. While the commercial loans and commercial real estate loans that BankAtlantic originates are also primarily originated in South Florida, the wholesale residential loans that BankAtlantic purchases are originated throughout the United States.

     Through our direct and indirect subsidiaries, we provide a full line of products and services encompassing consumer and commercial banking, real estate construction and development and brokerage and investment banking. We report our results of operations through six business segments. Our Commercial Banking, Community Banking and Capital Markets are conducted by BankAtlantic. Our real estate construction and development segment is conducted through Levitt Corporation. Our brokerage and investment banking segment is conducted through Ryan,

Beck and our acquisition finance and equity investments activities are conducted directly by us and reported as the Parent Company segment.

Florida

     In 2000, Florida was the fourth largest state in the U.S., with a population of approximately 16 million. Florida has experienced strong population growth in recent years, with a growth rate of 23.5% from 1990 to 2000, compared to aggregate population growth of 13.2% for the United States.

     Our banking operations are concentrated in Miami-Dade, Broward, Palm Beach, and Hillsborough Counties, which include the cities of Miami, Ft. Lauderdale, West Palm Beach and Tampa, respectively. These counties are the four most populous counties in Florida, with a combined population of more than 6 million in 2000.

     The following table illustrates population growth in these markets:

                                                                              1990-2000             2005 Estimated
Area (1)                                  1990                2000             % Change                % Change
----                                      ----                ----             --------                --------
Miami-Dade County                       1,937,094           2,253,362            16.3%                     4.8%
Broward County                          1,255,488           1,623,018            29.3%                     8.0%
Palm Beach County                         863,518           1,131,184            31.0%                    10.9%
Hillsborough County                       834,054             998,948            19.8%                     6.8%
Florida                                12,937,926          15,982,378            23.5%                     8.1%
U.S.                                  248,709,873         281,421,906            13.2%                     4.5%

          (1) Based on U.S. Census Bureau information and information provided by SNL Securities LC.

Commercial Banking

     Our Commercial Banking segment offers a wide range of commercial lending products. These products include commercial real estate construction, residential development and land acquisition loans, commercial business loans and international term financing, trade finance and banker's acceptances. This segment also provides letters of credit and standby letters of credit to corporate customers and includes our lease financing operations.

     Commercial Real Estate Lending. Commercial real estate loans normally are secured by property located in Florida, primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. We make commercial real estate loans primarily to developers who have strong local reputations and who have acquired the real estate with a view toward development. We believe that we have built strong relationships with our borrowers. These relationships often have led to recurring business from our borrowers, as well as new business based on our reputation with our existing borrowers.

     Our commercial real estate loan portfolio is highly concentrated with construction loans for single family dwelling development; however, we also provide apartment building refinancing, loans for retail properties such as shopping centers and loans for condominium developments. Commercial real estate loans are made based on real estate collateral secured by mortgages held by us and generally are based on a maximum of 75% of the lower of the cost or appraised value of the collateral. We also typically require the borrower to maintain escrow accounts for real estate taxes and insurance and where possible, to personally guarantee the loans. The value of the collateral, the quality of the loan, the credit worthiness of the borrowers and guarantors, the location of the real estate, the projected income stream of the property, the reputation and quality of management constructing or administering the property, and the interest rate and fees are all factors that we consider, when evaluating whether to provide a loan to a borrower and the terms of the loan. The loans and our investments in affiliated joint ventures, primarily through Levitt Corporation, may result in consolidated exposure in excess of the typical loan to value ratio and personal guarantees of the principals are not required. Our commercial real estate loans totaled approximately $985 million as of March 31, 2001 and represent approximately 34% of our total loan portfolio. They typically have maturities of no more than three years.

     Commercial Business Lending. Commercial business loans, which generally are in excess of $1.0 million, are made to medium size companies located throughout Florida, but primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. We make both secured and unsecured loans, although the majority of these loans are secured. New commercial business loans are typically secured by the accounts receivable, inventory, equipment, and/or general corporate assets of the borrowers. We also generally require personal guarantees from the principals of our borrowers who are closely held companies. Commercial business loans generally have variable interest rates that are prime-based. These loans typically are originated for terms ranging from one to five years.

     International Finance.   International lending operations in the past have
provided trade financing for correspondent financial institutions in Latin America, trade financing for local commercial customers who import from or export to Latin America, EximBank financing and other correspondent banking services. In May 2001, the Bank made a strategic determination, based on available margins, to phase out of this business. Approximately $56 million in international interbank advances or loans were outstanding as of March 31, 2001.

     Banker's Acceptances. Banker's acceptances are collateralized by inventory and accounts receivable of borrowers of the issuing bank and are unconditional obligations of the issuing bank. We primarily issue banker's acceptances to corporate customers that do business in foreign countries.

     Standby Letters of Credit and Commitments. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. We may hold certificates of deposit and residential and commercial liens as collateral for letters of credit. We issue commitments for commercial real estate and commercial business loans. In most cases these commitments are for three months. We extend commitments to financial institutions in Latin America which can be terminated at any time by us. These financial institutions are evaluated on a case by case basis.

     Lease Financing. We have leased or financed trucks, airplanes and manufacturing and construction equipment. The leases are secured by the acquired equipment and are originated with terms ranging from two to five years. The lease interest component is at a fixed rate. Lease financing generally has a higher degree of risk than our loan portfolio. These leases are more likely to be adversely impacted by unfavorable economic conditions and are highly dependent on the success of the business and the credit worthiness of the principals as well as the market value of the equipment at the termination of the lease.

Community Banking

     Our Community Banking segment offers a wide range of loan products for individuals and small businesses. These products include home equity loans, automobile loans, overdraft protection on deposit accounts and small business loans. The loan products are originated by business bankers through our branch network. Our community banking business provides us with a significant portion of the funds we use to finance our various loan products across our banking segments. The community banking business attracts these funds primarily through its deposit-taking activities involving retail and commercial customers. This segment also administers our ATM network operations located in retail outlets, cruise ships, Native American reservation gaming facilities and BankAtlantic branch locations.

     Consumer Lending. Consumer loans are primarily loans to individuals originated through our branch network and sales force of business bankers. The majority of our originations are home equity lines of credit secured by a second mortgage on the primary residence of the borrower. We do not currently use brokers to originate loans. In the past, we originated automobile loans through automobile dealers but this activity was discontinued during the fourth quarter of 1998. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. All other consumer loans generally have fixed interest rates with terms ranging from one to five years.

     Small Business Lending. Small business loans are generally made to companies located throughout Florida, primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. Small business loans are originated on a secured or unsecured basis and are not in excess of $1.0 million. These loans are originated with maturities primarily ranging from one to three years or upon demand by us. Lines of credit extended to small businesses are due upon demand by us. Small business loans typically have either fixed or variable prime-based interest rates. Small business loans generally have a higher degree of risk than other loans in our portfolio because they are more likely to be adversely impacted by unfavorable economic conditions. In addition, these loans typically are highly dependent on the success of the business and the credit worthiness of the principals.

     Internet Banking Division. Our internet banking division, BankAtlantic.com, provides us with another delivery channel for our products to our customers and assists us in the retention of our current customer base. During the last twelve months, approximately 1,000 customers per month from our current customer base have started using BankAtlantic.com. We also expect that BankAtlantic.com will attract new customers.

Capital Markets

     Our Capital Markets segment manages our investments in our securities portfolios as well as our wholesale and retail residential lending activities. The Capital Markets segment administers our fixed income securities portfolios which includes securities available for sale, investment securities and tax certificates. Additionally, this segment also handles our residential loan portfolio.

     Residential Lending. We make residential real estate loans secured by property located throughout Florida, primarily in Miami-Dade, Broward and Palm Beach Counties. We originate Community Reinvestment Act ("CRA") residential loans through our branch banking network and handle other types of residential real estate loans through a referral program with an unaffiliated lender which provides us with fee-based income for our referrals to that lender. We originate both fixed rate and adjustable rate loans with amortization periods of up to 30 years.

     The majority of our residential real estate loan portfolio is comprised of wholesale residential loans that we have purchased in the secondary market. These purchased loans are originated throughout the United States and are both conforming and non-conforming single family dwelling real estate loans. None of the loans that we purchase are securitized. As of March 31, 2001, we had $1.3 billion of wholesale residential real estate loans in our loan portfolio, approximately 46% of our total loan portfolio.

     Securities Available for Sale. Securities available for sale consist of mortgage-backed securities, treasury notes and real estate mortgage investment conduits ("REMIC"). The mortgage-backed securities and REMICs as of March 31, 2001 consisted of approximately $576 million of fixed rate securities and approximately $272 million of adjustable rate securities. Our securities portfolio serves as a source of liquidity while providing a means to moderate interest rate changes. The decision to purchase and sell securities is based upon a current assessment of the economy, the interest rate environment and our liquidity requirements. The total value of our securities available for sale as of March 31, 2001 was approximately $986 million.

     Investment Securities Held to Maturity and Tax Certificates. Tax certificates are evidence of tax obligations that are sold through auctions or bulk sales by various state taxing authorities on an annual basis. The tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. Interest accrues at the rate established at the auction or by statute. The minimum repayment, in order to satisfy the lien, is the certificate amount plus the interest accrued through the redemption date and applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void. Our experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments and substantial repayments generally occur over a two year period. Other than in Florida and Georgia, there is no significant concentration of tax certificate holdings in any one taxing authority.

     Investment securities held to maturity consist of adjustable rate mortgage-backed securities issued by government agencies. These securities have minimal credit and interest rate risk due to the government agency guarantee of the principal balance and periodic interest rate adjustments.

     The following table summarizes net interest income before capitalized interest expense:

                                                                                 For the Quarters Ended
                                                     ----------------------------------------------------------------------------
                                                                 March 31, 2000                          March 31, 2001
                                                     ------------------------------------    ------------------------------------
                                                        Average     Revenue/      Yield/        Average     Revenue/      Yield/
                                                        Balance     Expense        Rate         Balance     Expense        Rate
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Interest earning assets                                                           (Dollars in thousands)
                                                                                  ----------------------
Loans: (1)                                                                             (unaudited)
Residential real estate                              $ 1,455,509  $   26,203         7.20%   $ 1,338,029  $   25,072         7.50%
Commercial real estate                                   738,656      16,818         9.11      1,010,573      23,536         9.32
Consumer                                                 232,682       5,789         9.95        212,398       4,919         9.26
International                                             49,291         970         7.87         59,065       1,155         7.82
Lease financing                                           45,521       1,714        15.06         77,181       2,650        13.73
Commercial business                                      207,045       4,628         8.94        169,412       3,839         9.06
Small business                                           110,961       3,002        10.82         97,677       2,680        10.97
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Total loans                                            2,839,665      59,124         8.33      2,964,335      63,851         8.62
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Securities available for sale (2)                        893,012      13,639         6.11        880,928      13,365         6.07
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Investment securities (3)                                174,472       4,044         9.27        477,331       9,033         7.57
Federal funds sold                                         1,646          23         5.59            194           3         6.19
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Total investment securities                              176,118       4,067         9.24        477,525       9,036         7.57
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Total interest earning assets                          3,908,795  $   76,830(4)      7.86%     4,322,788  $   86,252(4)      7.98%
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Non-interest earning assets
Total non-interest earning assets                        344,107                                 345,295
                                                     -----------                             -----------
Total assets                                         $ 4,252,902                             $ 4,668,083
                                                     ===========                             ===========
Interest bearing liabilities
Deposits:
Savings                                              $   108,506  $      357         1.32%   $   107,141  $      493         1.87%
NOW, money funds and checking                            615,415       5,059         3.31        726,581       6,495         3.63
Certificate accounts                                   1,105,545      14,422         5.25      1,184,248      17,456         5.98
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Total interest bearing deposits                        1,829,466      19,838         4.36      2,017,970      24,444         4.91
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Securities sold under agreements
  to repurchase and federal funds
  purchased                                              477,475       6,582         5.54        687,722       9,632         5.68
Advances from FHLB                                     1,082,352      15,848         5.89      1,033,135      14,701         5.77
Subordinated debentures and notes payable                206,372       4,790         9.34        219,384       5,576        10.31
Guaranteed preferred beneficial
 interest in Company's Junior
 Subordinated Debentures                                  74,750       1,799         9.68         74,750       1,799         9.76
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Total interest bearing liabilities                     3,670,415      48,857(5)      5.35      4,032,961      56,152(5)      5.65
                                                     -----------  ----------    ---------    -----------  ----------    ---------
Non-interest bearing liabilities
Demand deposit and escrow accounts                       249,126                                 257,980
Other liabilities                                         67,008                                 120,419
                                                     -----------                             -----------
Total non-interest bearing liabilities                   316,134                                 378,399
                                                     -----------                             -----------
Stockholders' equity                                     266,353                                 256,723
                                                     -----------                             -----------
Total liabilities and stockholders' equity           $ 4,252,902                             $ 4,668,083
                                                     ===========                             ===========

                                                                                 For the Quarters Ended
                                                     ----------------------------------------------------------------------------
                                                                 March 31, 2000                          March 31, 2001
                                                     ------------------------------------    ------------------------------------
                                                        Average     Revenue/       Yield/       Average     Revenue/       Yield/
                                                        Balance     Expense         Rate        Balance     Expense         Rate
                                                     -----------  ----------    ---------    -----------  ----------    ---------
                                                                                  (Dollars in thousands)
                                                                                  ----------------------
                                                                                        (unaudited)
Net interest income/net interest spread                           $   27,973         2.51%                 $   30,100        2.33%
                                                                  ==========    =========                  ==========   =========
Margin
Interest income/interest earning   assets                                            7.86%                                   7.98%
Interest expense/interest earning assets                                             5.03                                    5.27
                                                                                ---------                               ---------
Net interest margin                                                                  2.83%                                   2.71%
                                                                                =========                               =========

Net interest margin excluding Levitt notes payable                                   2.91%                                   2.83%
                                                                                =========                               =========

                                                                        For the Years Ended (7)
                                      ---------------------------------------------------------------------------------------------
                                             December 31, 1998              December 31, 1999               December 31, 2000
                                      ---------------------------  --------------------------------  ------------------------------
                                       Average   Revenue/  Yield/    Average   Revenue/     Yield/    Average   Revenue/     Yield/
                                       Balance   Expense    Rate     Balance   Expense       Rate     Balance   Expense       Rate
                                      --------- ---------  ------  ---------- ---------------------  --------- ---------     ------
Interest earning assets                                                  (Dollars in thousands)
                                                                         ----------------------
Loans: (1)
Residential real estate              $1,474,988 $105,927    7.18%  $1,360,310 $ 96,381       7.09%  $1,372,034 $100,178       7.30%
Commercial real estate                  540,465   51,340    9.50      676,944   63,139       9.33      861,483   82,475       9.57
Consumer                                325,736   31,678    9.73      273,448   26,321       9.63      226,515   21,809       9.63
International                            39,258    2,577    6.57       33,777    2,556       7.57       51,860    4,145       7.99
Lease financing                          14,299    2,365   16.54       33,220    5,228      15.74       57,649    8,260      14.33
Commercial business                      85,786    7,206    8.40      169,440   13,586       8.02      193,067   18,053       9.35
Small business                           76,529    8,063   10.54      120,655   12,494      10.36      102,748   11,461      11.15
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Total loans                           2,557,061  209,156    8.18    2,667,794  219,705       8.24    2,865,356  246,381       8.60
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Securities available for sale (2)       583,753   34,924    5.98      865,837   52,306       6.04      829,608   50,799       6.12
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Investment securities (3)               102,726    9,909    9.65      124,075   12,160       9.80      341,678   28,921       8.46
Federal funds sold                        2,688      149    5.54        1,302       64       4.92          629       40       6.36
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Total investment securities             105,414   10,058    9.54      125,377   12,224       9.75      342,307   28,961       8.46
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Total interest earning assets         3,246,228 $254,138    7.83%   3,659,008 $284,235(4)    7.77%   4,037,271 $326,141(4)    8.08%
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Non-interest earning assets
Total non-interest earning assets       339,241                       356,826                          356,107
                                     ----------                    ----------                       ----------
Total assets                         $3,585,469                    $4,015,834                       $4,393,378
                                     ==========                    ==========                       ==========

Interest bearing liabilities
Deposits:
Savings (6)                          $  234,198 $  7,018    3.00%  $  122,590 $  1,833       1.50%  $   99,545 $  1,268       1.27%
NOW, money funds and checking (6)       551,344   14,038    2.55      608,203   16,427       2.70      692,680   26,156       3.78
Certificate accounts                    845,918   45,658    5.40    1,157,414   58,615       5.06    1,119,319   64,299       5.74
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------
Total interest bearing deposits       1,631,460   66,714    4.09    1,888,207   76,875       4.07    1,911,544   91,723       4.80
                                     ---------- -------- -------   ---------- --------    -------   ---------- --------    -------

                                                                For the Years Ended (7)
                                       ------------------------------------------------------------------------------
                                                  December 31, 1998                          December 31, 1999
                                       ------------------------------------------------------------------------------
                                              Average    Revenue/       Yield/       Average    Revenue/       Yield/
                                              Balance    Expense         Rate        Balance    Expense         Rate
                                           ----------- ----------    ---------    ----------- ----------    ---------
Securities sold under agreements
 to repurchase and federal funds
 purchased                                     270,277     13,767         5.09        383,231     18,329         4.78
Advances from FHLB                             901,324     52,763         5.85        938,146     54,242         5.78
Subordinated debentures and notes              178,209     12,446         6.98        181,188     12,718         7.02
 payable
Guaranteed preferred beneficial
  interest in Company's Junior
  Subordinated Debentures                       74,750      7,197         9.63         74,750      7,197         9.63
                                           ----------- ----------    ---------    ----------- ----------    ---------
Total interest bearing liabilities           3,056,020    152,887(5)      5.00      3,465,522    169,361(5)      4.89
                                           ----------- ----------    ---------    ----------- ----------    ---------
Non-interest bearing liabilities
Demand deposit and escrow accounts             233,099                                232,980
Other liabilities                               64,143                                 70,762
                                           -----------                            -----------
Total non-interest bearing liabilities         297,242                                303,742
                                           -----------                            -----------
Stockholders' equity                           232,207                                246,570
                                           -----------                            -----------
Total liabilities and stockholders'
  equity                                   $ 3,585,469                            $ 4,015,834
                                           ===========                            ===========
Net interest income/net
 interest spread                                       $  101,251         2.83%               $  114,874         2.88%
                                                       ==========    =========                ==========    =========
Margin
Interest income/interest earning assets                                   7.83%                                  7.77%
Interest expense/interest earning assets                                  4.71                                   4.63
                                                                     ---------                              ---------
Net interest margin                                                       3.12%                                  3.14%
                                                                     =========                              =========
Net interest margin excluding Levitt notes
 payable                                                                  3.12%                                  3.16%
                                                                     =========                              =========

                                           ---------------------------------------
                                                        December 31, 2000
                                           ---------------------------------------
                                              Average      Revenue/       Yield/
                                              Balance      Expense         Rate
                                           -----------   ----------    ---------

Securities sold under agreements
 to repurchase and federal funds
 purchased                                     563,178       34,617         6.15
Advances from FHLB                           1,031,255       61,331         5.95
Subordinated debentures and notes              221,242       21,631         9.78
 payable
Guaranteed preferred beneficial
  interest in Company's Junior
  Subordinated Debentures                       74,750        7,197         9.63
                                           -----------   ----------    ---------
Total interest bearing liabilities           3,801,969      216,499(5)      5.69
                                           -----------   ----------    ---------
Non-interest bearing liabilities
Demand deposit and escrow accounts             253,456
Other liabilities                               82,732
                                           -----------
Total non-interest bearing liabilities         336,188
                                           -----------
Stockholders' equity                           255,221
                                           -----------
Total liabilities and stockholders'
  equity                                   $ 4,393,378
                                           ===========
Net interest income/net
 interest spread                                         $  109,642         2.39%
                                                         ==========    =========
Margin
Interest income/interest earning assets                                     8.08%
Interest expense/interest earning assets                                    5.36
                                                                       ---------
Net interest margin                                                         2.72%
                                                                       =========
Net interest margin excluding Levitt notes
 payable                                                                    2.86%
                                                                       =========

     (1)  Includes non-accruing loans.
     (2)  Average balances were based on amortized cost.
     (3) Includes securities purchased under agreements to resell, tax certificates, mortgage-backed securities held to maturity, interest-bearing deposits and trading securities.
     (4) Excludes SLWHC utility receivable interest income accretion of $1.7 million for December 31, 1999 and 2000 and $394,000 and $0 during the three months ended March 31, 2000 and 2001.
     (5) Does not reflect reduction due to capitalized interest on real estate investments.
     (6) During 1998, the Company restructured its transaction accounts whereby savings accounts were transferred to NOW accounts.
     (7) Applicable amounts and rates have been adjusted for discontinued operations.

Underwriting and Credit Management

     We have a centralized underwriting area that establishes policies and procedures for all of our banking segments and their related credit products.
We are exposed to the risk that borrowers or counter-parties may default on
their obligations to us.   Credit risk arises through the extension of loans and
leases, investments in certain securities, letters of credit, financial guarantees and through counter-party exposure on trading and capital markets transactions. In an attempt to manage this risk, we establish policies and procedures to manage both on and off-balance sheet credit risk and we monitor the application of these policies and procedures throughout the Company.

     Our Chief Credit Officer works with lending officers and various other line personnel who conduct activities involving credit risk and is involved in the implementation, refinement and monitoring of credit policies and procedures.

     We attempt to manage credit exposure to individual borrowers and counter-parties on an aggregate basis including loans and leases, securities, letters of credit, banker's acceptances, derivatives and unfunded commitments. In addition, the creditworthiness of individual borrowers or counter-parties is analyzed by credit personnel, and limits are established for the total credit exposure to any one borrower or counter-party. Credit limits are subject to varying levels of approval by senior line and credit risk management up to and including our executive officers.

     For products in the commercial banking business, we evaluate a borrower's ability to make principal and interest payments and the value of the collateral securing the underlying loans. Independent appraisers generally perform on-site inspections and valuations of the collateral for commercial real estate loans. Commercial real estate and commercial and syndicated business loans of $1.0 million to $5.0 million require Officer Loan Committee approval and Major Loan Committee ratification. Commercial loans over $5.0 million require the approval of our Major Loan Committee. The Major Loan Committee consists of: the Chief Executive Officer, the Vice Chairman, the Chief Credit Officer, the Executive Vice President of Commercial Lending, and certain other officers of BankAtlantic.

     While a strategic decision has been made to exit our international business based on currently available margins, international loan underwriting procedures evaluate the value of the collateral, assess the country risk and the credit quality of the borrower. International loans to correspondent banks must be approved by the International Loan Committee ("ILC"). The ILC includes the Chief Credit Officer, certain Executive Vice Presidents, and the Manager of International Lending. The Country Risk Committee ("CRC") also monitors the international loans. The CRC members include the ILC members and an independent economist. The CRC meets quarterly to review each country and establish guidelines by country, including amount of exposure, acceptable types of transactions and duration and will continue to meet until such time as the outstanding international interbank advances and loans become insignificant.

     For consumer and small business lending, credit scoring systems are utilized to assess the relative risks of new underwritings and provide standards for extensions of credit for loans up to a certain value but other evaluations are utilized also. Consumer and small business portfolio credit risk is monitored primarily using statistical models and regular reviews of actual payment experience to predict portfolio behavior. Consumer loans for $250,000 or more also require the approval of our Major Loan Committee. The Chief Credit Officer must approve all small business loans at or above $750,000 but less than $1.0 million. Loans in excess of $1.0 million are underwritten and approved by our commercial credit department and must also receive the approval of our Major Loan Committee.

     We purchase residential loans in the secondary markets. These loans are secured by property located throughout the United States. For residential loan purchases, we review the seller's underwriting policies and subject certain of the individual loans to an additional credit review. These loans are typically purchased in bulk and are generally non-conforming loans due to the size and characteristics of the individual loans. We set guidelines for loan purchases relating to loan amount, type of property, state of residence, loan-to-value ratios, borrower's sources of funds, appraisal, and loan documentation. We also originate residential loans, primarily CRA loans. The underwriting of these loans generally follows government agency guidelines with independent appraisers generally performing on-site inspections and valuations of the collateral.

     Residential loans for over $500,000 require approval by the Officer Loan Committee and ratification by the Major Loan Committee. Purchased residential loans in pools greater than $50 million require Investment Committee approval.

     An independent credit review group conducts ongoing reviews of credit activities and portfolios, reexamining on a regular basis risk assessments for credit exposure and overall compliance with policy.

     Our primary credit exposure is focused in our loan and lease portfolio, which totaled approximately $2.9 billion as of March 31, 2001.

Loans and leases receivable composition at the dates indicated was:

                                                                             As of December 31,
                                             ------------------------------------------------------------------------------
                                                       1998                         1999                        2000
                                             ---------------------      -----------------------      ----------------------
                                                Amount     Percent         Amount       Percent         Amount      Percent
                                             ------------  -------      -------------   -------      -------------  -------
                                                                                (in thousands, except percent data)
Loans receivable:
Real estate loans:
  Residential real estate                    $ 1,336,587     50.90 %    $ 1,188,092       44.39 %    $ 1,316,062      46.14%
  Construction and development                   439,418     16.74          634,382       23.71          937,881      32.88
  Commercial real estate                         341,738     13.02          312,014       11.66          369,282      12.95
  Small business - real estate                    20,275      0.77           22,241        0.83           28,285       0.99
Other loans:
  Second mortgage - direct                        60,403      2.30           85,936        3.21          124,859       4.38
  Second mortgage - indirect                       8,032      0.31            5,325        0.20            4,020       0.14
  Commercial business                             91,591      3.49          188,040        7.03           86,194       3.02
  Small business - non-mortgage                   98,543      3.75           93,442        3.49           69,325       2.43
  Lease finance                                   25,055      0.95           43,436        1.62           75,918       2.66
  Due from foreign banks                          27,293      1.04           51,894        1.94           64,207       2.25
  Consumer - other direct                         40,930      1.56           35,508        1.33           33,036       1.16
  Consumer - other indirect                      212,571      8.10          120,184        4.49           58,455       2.05
Loans held for sale:
  Residential real estate                        168,881      6.43          220,236        8.23                -          -
  Commercial non-mortgage
     syndication loans                                 -         -                -           -           80,016       2.80
                                             -----------   -------      -----------     -------      -----------    -------
        Total                                  2,871,317    109.36        3,000,730      112.13        3,247,540     113.85
                                             -----------   -------      -----------     -------      -----------    -------
Adjustments:
  Undisbursed portion of loans in Process        218,937      8.34          286,608       10.71          344,390      12.07
  Unearned discounts (premiums)                  (11,277)    (0.43)          (6,420)      (0.24)           3,675       0.13
  Allowance for loan losses                       37,950      1.45           44,450        1.66           47,000       1.65
                                             -----------   -------      -----------     -------      -----------    -------
        Total loans receivable, net          $ 2,625,707    100.00 %    $ 2,676,092      100.00 %    $ 2,852,475     100.00 %
                                             ===========   =======      ===========     =======      ===========    =======
Banker's acceptances                         $     9,662    100.00 %    $    13,616      100.00 %    $     1,329     100.00 %
                                             ===========   =======      ===========     =======      ===========    =======
                                                As of March 31,
                                             ----------------------
                                                      2001
                                             ----------------------
                                                Amount      Percent
                                             -------------  -------
                                                  (unaudited)
Loans receivable:
Real estate loans:
  Residential real estate                    $ 1,375,246      47.20%
  Construction and development                   922,074      31.65
  Commercial real estate                         395,168      13.56
  Small business - real estate                    31,756       1.09
Other loans:
  Second mortgage - direct                       130,704       4.49
  Second mortgage - indirect                       3,526       0.12
  Commercial business                             80,021       2.75
  Small business - non-mortgage                   64,632       2.22
  Lease finance                                   76,448       2.62
  Due from foreign banks                          56,463       1.94
  Consumer - other direct                         34,151       1.17
  Consumer - other indirect                       47,424       1.63
Loans held for sale:
  Residential real estate                          1,607       0.06
  Commercial non-mortgage
     syndication loans                            75,805       2.60
                                             -----------    -------
        Total                                  3,295,025     113.10
                                             -----------    -------
Adjustments:
  Undisbursed portion of loans in Process        331,948      11.40
  Unearned discounts (premiums)                    2,463       0.08
  Allowance for loan losses                       47,128       1.62
                                             -----------    -------
        Total loans receivable, net          $ 2,913,486     100.00%
                                             ===========    =======
Banker's acceptances                         $     1,633     100.00%
                                             ===========    =======

Interest Expense and Overhead Allocations to Bank Operation Segments

     Interest expense and overhead for the segments represents interest expense and certain revenue and expense items which are allocated to each such segment by its pro-rata average assets. Items included in interest expense and overhead include interest expense on deposits, FHLB advances, securities sold under agreements to repurchase and short term borrowings along with back office and corporate headquarter operating expenses, net of deposit account fee income.

     Deposits. Our deposits include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts, IRA and Keogh retirement accounts, brokered certificates of deposit and public funds. We solicit deposits in our market areas through advertising and relationship banking activities primarily conducted through our sales force and branch network. During December 1999, we began offering Internet banking products which provides another channel for us to offer our deposit products. Most of our depositors are residents of Florida at least part of the year. We have several relationships, including one with Ryan, Beck, for the placement of brokered certificates of deposit. These relationships are considered an alternative source of funding.

     Federal Home Loan Bank ("FHLB") Advances. We are a member of the FHLB and can apply for secured advances from the FHLB of Atlanta. Our advances are collateralized by a security lien against our residential loans and securities. In addition, we must maintain certain levels of FHLB stock for outstanding advances. We primarily use FHLB advances, or borrowings, to fund our purchased residential loan portfolio.

     Securities Sold Under Agreements To Repurchase And Other Short Term Borrowings. Short-term borrowings consist of securities sold under agreements to repurchase, federal funds borrowings and borrowings from the Federal Reserve Bank of Atlanta. Securities sold under agreements to repurchase is a transaction whereby we sell a portion of our current investment portfolio (usually mortgage-backed securities and REMIC's) at a negotiated rate and agree to repurchase the same assets on a specified date. We issue repurchase agreements to institutions and to our customers. These transactions are collateralized by our investment portfolio. Customer repurchase agreements are not insured by the FDIC. Federal funds borrowings are established unsecured facilities with various federally insured banking institutions to purchase federal funds. We use these facilities on an overnight basis to assist in managing our cash flow requirements. These federal fund lines are subject to periodic review and may be terminated at any time by the issuer institution. We established a facility with the Federal Reserve Bank of Atlanta for secured advances. These advances are collateralized by a security lien against residential mortgage loans.

Levitt Corporation

     Levitt Corporation, a Florida corporation headquartered in Fort Lauderdale, Florida, is our real estate construction and development segment. Levitt Corporation, through its wholly-owned subsidiary Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, is a developer of planned communities for the growing active adult market and its current home development projects are located in Florida. Levitt Corporation also engages in real estate activities through its subsidiary, St. Lucie West Holding Corp. ("SLWHC"), a Delaware corporation headquartered in Port St. Lucie, Florida. SLWHC owns the unsold land and other entitlements of the master planned community commonly known as St. Lucie West and recently acquired an approximately 2,100 acre undeveloped parcel of land in the Port St. Lucie area which is in the permitting stage of development. Levitt Corporation also holds investments in real estate joint venture development projects in South Florida. Because the majority of Levitt Corporation's assets and activities are located in South Florida, changes in the economic conditions of the South Florida area could have an adverse impact on its operations.

     Levitt Corporation's construction activity is summarized as follows:


                                   As of and for the year     As of and for the
                                           Ended             three months ended
                                         December 31,             March 31,
                                   ----------------------  ---------------------
                                      1999        2000        2000        2001
                                   ----------  ----------  ---------- ----------
Levitt and Sons*
Pre-sold backlog                        330         703         619        905
Homes delivered and titled              599         620         115        167
Lot inventory (owned or optioned)     3,355       2,613       3,025      2,349
Average sale price of homes        $183,000    $201,000    $188,000   $196,000
SLWHC
Inventory in acres                    1,211       1,066       1,202      1,018
Inventory sold in acres                 312         145           9         48

     (*) Levitt and Sons' 1999 results of operations are not reflected in the Company's 1999 Income Statement.

     Levitt Corporation and its subsidiaries had outstanding indebtedness of approximately $49 million as of March 31, 2001 which was collateralized by Levitt Corporation's assets. See note 10 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000 for further details regarding this indebtedness. Pursuant to the terms of the outstanding indebtedness, Levitt Corporation is subject to restrictions on the payment of dividends to BankAtlantic.

Ryan, Beck

     Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey is our brokerage and investment banking segment. Ryan, Beck is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. Ryan, Beck offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. Ryan, Beck also provides investment and wealth management advisory services, capital-raising and related advisory services, and mergers and acquisitions consultation.

     A registered broker-dealer with the SEC, Ryan, Beck offers a general securities business with extensive investment and research products for retail and institutional clients. The firm operates on a fully-disclosed basis with its clearing firm, the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation. Clients consist primarily of:

     . High net worth individuals (located primarily in New Jersey, other Mid-Atlantic and Northeastern states and Florida);

     . Financial institutions (located primarily in New York, New Jersey, Pennsylvania and Florida);

     . Institutional clients (including mutual funds, pension funds, trust companies, insurance companies, LBO funds, private equity sponsors, merchant banks and other long-term investors); and

     .  To a lesser extent, insurance companies and specialty finance companies.

     Ryan, Beck's money management subsidiary, Cumberland Advisors, Inc., was acquired in 1998 and supervises approximately $500 million in assets for individuals, institutions, retirement plans, governmental entities and cash management portfolios.

     In 1999, Ryan, Beck began offering variable and fixed rate annuities and mutual fund shares to BankAtlantic customers through BankAtlantic's branch network. Also in 1999, Ryan, Beck hired a group of investment bankers to focus on non-financial institutions business, expanding into emerging growth and middle market companies. Ryan, Beck acquired Southeast Research Partners, a Florida-based research and institutional brokerage company in 1999.

     The majority of Ryan, Beck's assets are trading securities. Trading securities are associated with trading activities conducted both as principal and as agent on behalf of individual and institutional investor clients of Ryan, Beck. Trading transactions as principal involve making markets in securities held in inventory to facilitate sales to and purchases from customers.

Parent Company

     Our Parent Company segment operations include the costs of acquisitions, financing of acquisitions, contributions of capital to subsidiaries and managing equity investments. We obtain our funds from dividends from the Bank and from issuances of equity securities, subordinated debentures, convertible subordinated debentures and subordinated investment notes as well as borrowings from unrelated financial institutions. These funds are used for loans and additional investments in BankAtlantic and Ryan, Beck, repurchases of debt and equity securities, as well as the purchase of equity investments.


                                  MANAGEMENT

     Our Board of Directors is divided into three classes with the members of each class serving three-year terms expiring at the third annual meeting of the shareholders after their elections, upon the election and qualification of their successors. The table below sets forth the names and ages of our directors and executive officers as well as the positions and offices held by them. A summary of the background and experience of each of these individuals follows the table.

                                                                    Term as
                                                                    -------
Name                     Age Position                           Director Expires
----                     --- --------                           ----------------
Alan B. Levan            56  Chairman of the Board, Chief              2002
                             Executive Officer and President of
                             the Company and BankAtlantic

John E. Abdo             57  Vice Chairman of the Company and          2003
                             BankAtlantic, President and Chief
                             Executive Officer of Levitt Corporation

Steven M. Coldren        53  Director                                  2004

Mary E. Ginestra         76  Director                                  2004

Jarett S. Levan          27  Director, Corporate Secretary and         2004
                             President of BankAtlantic.com, a division of BankAtlantic

Dale H. Renner           45  Director                                  2003

Bruno L. DiGiulian       67  Director                                  2002

Ben A. Plotkin           45  Director, Chairman, President and Chief   2002
                             Executive Officer of Ryan, Beck & Co.,
                             LLC

Charlie C. Winnigham, II 68  Director                                  2003

Lloyd DeVaux             49  Executive Vice President and Chief
                             Information Officer

Jay R. Fuchs             46  Executive Vice President, Community
                             Banking Division of BankAtlantic

Jay C. McClung           53  Executive Vice President and Chief Credit
                             Officer of BankAtlantic

Lewis F. Sarrica         57  Executive Vice President and Chief Investment
                             Officer of BankAtlantic

Marcia K. Snyder         46  Executive Vice President, Corporate Lending
                             Division of BankAtlantic

Andrea J. Weiner-Allen   44  Executive Vice President, Operations and Technology
                             of BankAtlantic

James A. White           57  Executive Vice President and Chief Financial
                             Officer of the Company and BankAtlantic

     All officers serve until they resign or are replaced or removed by the Board of Directors.

Biographical Information

     Alan B. Levan has been the Company's Chairman of the Board and Chief Executive Officer since its inception. He has been a Director of BankAtlantic since 1984 and was elected Chairman of the Board and Chief Executive Officer of BankAtlantic in April 1987. Mr. Levan also served as Chairman of the Board and Chief Executive Officer of BFC Financial Corporation or its predecessor since 1972.

     John E. Abdo has been the Company's Vice Chairman of the Board since its inception. He has been a Director of BankAtlantic since 1984 and is the President and Chief Executive Officer of Levitt Corporation, a wholly-owned subsidiary of BankAtlantic. Mr. Abdo is also a director and Vice Chairman of the Board of BFC Financial Corporation. Mr. Abdo is President and Chief Executive Officer of The Abdo Companies and serves as a director on the Boards of Benihana National Corporation and Coconut Code, Inc.

     Steven M. Coldren was elected as Director in 1986. Mr. Coldren is Chairman and President of Business Information Systems, Inc., a distributor of dictation, word processing and computer equipment. Mr. Coldren is also Chairman of Medical Information Systems, Corp., a distributor of hospital computer systems.

     Mary E. Ginestra was elected as a Director in 1980. Ms. Ginestra is a private investor.

     Jarett S. Levan was elected as a Director in 1999. Mr. Jarett S. Levan has served as the Company's and BankAtlantic's Corporate Secretary since January 1999, and has served as President of BankAtlantic.com, the internet banking division of BankAtlantic, since 1999. Mr. Jarett S. Levan joined BankAtlantic in January 1998 and became Vice President - Legal Department in September 1998 and Manager - Corporate Communications in November 1998. Prior to joining the Company and BankAtlantic, Mr. Jarett S. Levan worked on a part-time basis in various departments of BankAtlantic from 1990 to 1997. Mr. Jarett S. Levan is the son of Mr. Alan B. Levan, Chairman, Chief Executive Officer and President of the Company and BankAtlantic.

     Dale H. Renner was elected as a Director in 2001. Since April 2000, Mr. Renner has been Chief Executive Officer and President of Seisint (formerly eData.com, Inc.), a company which stores, manipulates and retrieves electronic data. Prior to joining Seisint, Mr. Renner was a Partner at Accenture (formerly Andersen Consulting) and had been in that position for approximately 20 years.

     Bruno L. DiGiulian was elected as a Director in 1985. Mr. DiGiulian is Of Counsel at the law firm Ruden McCloskey Smith Schuster & Russell, P.A.

     Ben A. Plotkin was elected as a Director in 1998. Mr. Plotkin is Chairman, President and Chief Executive

Officer of Ryan, Beck & Co., LLC and has served in these positions since January 1997. Previously, Mr. Plotkin was Senior Executive Vice President of Ryan, Beck from January 1996 to January 1997, and was Executive Vice President of Ryan, Beck from December 1990 until January 1996.

     Charles C. Winnigham, II was elected as a Director in 1976. Mr. Winnigham is President of C.C. Winnigham Corporation, a land surveying firm.

     Lloyd DeVaux joined BankAtlantic as Executive Vice President and Chief Information Officer in June, 2001. Prior to joining the Company, he was Senior Executive Vice President and Chief Information Officer of Union Planters Corporation.

     Jay R. Fuchs joined BankAtlantic as Executive Vice President and Chief Community Banking Officer in May 2000. Before joining BankAtlantic Mr. Fuchs held various executive positions with American Bankers Insurance Group, including President of American Bankers Insurance Company from 1995 to 1999.

     Jay C. McClung joined BankAtlantic as Executive Vice President and Chief Credit Officer in February 2000. Before joining BankAtlantic, Mr. McClung was the Executive Vice President and Chief Credit Officer at Synovus Financial Corporation from 1995 through 2000. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.

     Lewis F. Sarrica joined BankAtlantic in April 1986 and became Executive Vice President and Chief Investment Officer in December 1986.

     Marcia K. Snyder joined BankAtlantic in November 1987 and became Executive Vice President, Commercial Lending Division in August 1989.

     Andrea J. Weiner-Allen joined BankAtlantic in May 1989 and became Executive Vice President, Operations and Information Services Division in December 1996. From January 1999 through April 2000, Ms. Weiner-Allen also served as Executive Vice President of Community Banking. In May 2000, Ms. Weiner-Allen became Executive Vice President, Operations and Technology.

     James A. White joined the Company and BankAtlantic as Executive Vice President and Chief Financial Officer in January 2000. Prior to joining BankAtlantic, Mr. White was Executive Vice President and Chief Financial Officer of BOK Financial Corporation. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa, and as Assistant Treasurer of NCNB Corporation.


                         DESCRIPTION OF CAPITAL STOCK

   The following summary describes the material terms of our common stock. For the complete terms of our common stock you should read the more detailed provisions of our Articles of Incorporation and Bylaws.

   Our authorized capital stock consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 2001, we had 31,742,882 shares of Class A Common Stock and 4,876,124 shares of Class B Common Stock issued and outstanding and no shares of preferred stock were outstanding.

   Voting Rights

   Except as provided by law or as specifically provided in our Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote and the Class A Common Stock represents in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and shares of Class B

Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 2,438,062 shares of Class B Common Stock (which amount is one-half the number of shares it now holds).

   Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group and would therefore have an effective veto power on amendments to our Articles of Incorporation which would have any of the following effects:

          . increase or decrease the authorized number of shares of Class A Common Stock;

          . effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

          . effect an exchange or reclassification, or create a right of exchange, of all or part of all of the shares of another class into shares of Class A Common Stock;

          . change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

          . change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

          . create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock; or

          . increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock.

   Under Florida Law, holders of Class B Common Stock are entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Articles of Incorporation which would effect the rights of the Class B Common Stock in the substantially same manner as described above.

   Holders of Class A Common Stock and Class B Common Stock each are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

   In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

          . the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock,

          . the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to us), or

          . any amendments of the capital stock provisions of our Articles of Incorporation.

   Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

   Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC or its affiliates may hold Class B Common Stock and accordingly sales of Class B Common Stock to unaffiliated parties would result in the conversion of the shares to Class A Common Stock.

   Dividends and Other Distributions; Liquidation Rights

   Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

   Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.


                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., Stephens Inc. and Ryan, Beck & Co., LLC are acting as representatives, have severally agreed to purchase from us and we have agreed to sell to each of the underwriters, the number of shares of Class A Common Stock set forth opposite their respective names.

   Underwriters                               Number of Shares
   ------------                               ----------------

   Friedman, Billings, Ramsey & Co., Inc.
   Stephens Inc.
   Ryan, Beck & Co., LLC
          Total

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $________ per share. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may be changed.

   We have granted to the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 675,000 shares of Class A Common Stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representatives exercise such option, each of the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by each of them as shown in the table above, bears to the 4,500,000 shares of Class A Common Stock offered hereby.

   The following table summarizes the per share and total underwriting discounts and commissions we will pay to underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 675,000 additional shares.

                                         Paid by the Company
                                    No Exercise    Full Exercise
                                    -----------    -------------
   Per share                        $              $
   Total                            $              $

   The expenses associated with the offer and sale of our Class A Common Stock, excluding the underwriters' discount and commissions, are estimated to be approximately $500,000 and, subject to certain limitations, will be paid by us.

   In connection with the offering, we and our executive officers and directors have agreed that, during a period of 135 days from the date of this prospectus, they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, issue, sell, or offer to sell, contract to sell, solicit or offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock; except that, we may issue and sell the shares of common stock to be issued in the offering and we may grant options under our stock option plans and issue shares of common stock upon the exercise of our stock options or any other currently outstanding convertible securities.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   Until the distribution of the Class A Common Stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to and may over-allot, or engage in syndicate transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of Class A Common Stock in the open market to reduce the underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

   Ryan, Beck is a member of the NASD and is an affiliate of ours for purposes of the Conduct Rules of the NASD. Ryan, Beck is acting as an underwriter in connection with the offering of any securities under the registration statement of which this prospectus is a part, and accordingly such offering will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   From time to time, Friedman, Billings, Ramsey & Co., Inc. and Ryan, Beck have provided, and continue to provide, investment banking services to us for which they have received customary fees and commissions. Ryan, Beck is a wholly-owned subsidiary of the Company.

                                 LEGAL MATTERS

   The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.


                                    EXPERTS

   The consolidated financial statements of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated by reference herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent certified public accountants. Certain financial information for the five years ended December 31, 2000, in the table under "Summary Selected Financial Data" included herein and in the registration statement has been derived from financial statements audited by KPMG LLP and has been reported upon by KPMG LLP. Such financial statements have been incorporated by reference herein and in the registration statement and the selected financial data has been included herein and in the registration statement in reliance upon the reports of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC's internet site at http://www.sec.gov. Our Class A Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

   We have filed a registration statement on Form S-3 with the SEC covering the Class A Common Stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the Class A Common Stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

   The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

     . our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 30, 2001,

     . our Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001,

     . our Current Report on Form 8-K, dated May 23, 2001, filed with the SEC on May 25, 2001,

     . a description of our Class A Common Stock, $0.01 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on June 25, 1997,

     . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Class A Common Stock under this prospectus.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                           Corporate Communications
                             BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                1-800-909-6467

   You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Class A Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by BankAtlantic Bancorp, Inc. (the "Registrant") in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

     SEC Registration Fee.......................  $  9,193
     Legal Fees and Expenses....................   250,000
     Accounting Fees and Expenses...............    75,000
     Printing and Mailing Expenses..............    75,000
     Miscellaneous Expenses.....................    90,807
                                                  --------

     TOTAL FEES AND EXPENSES....................  $500,000
                                                  ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act and the Restated Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

     Exhibits  Description
     --------  -----------

          1 Form of Underwriting Agreement between the Registrant and the Underwriters named therein. *
          5 Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.
         23.1 Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).
         23.2  Consent of KPMG LLP.
         24 Power of Attorney (included with signature pages to this Registration Statement).

     *      To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c)  The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, State of Florida, on the 31st day of May, 2001.

                                   BANKATLANTIC BANCORP, INC.



                                   By: /s/ Alan B. Levan
                                       ---------------------------------------
                                       Alan B. Levan
                                       Chairman of the Board of Directors,
                                       Chief Executive Officer and President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan and James A. White and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                     TITLE                               DATE
              ---------                                     -----                               ----
/s/ Alan B. Levan                         Chairman of the Board, Chief Executive              May 31, 2001
--------------------------------
Alan B. Levan                             Officer and President
                                          (Principal Executive Officer)

/s/ John E. Abdo                          Vice-Chairman of the Board                          May 31, 2001
--------------------------------
John E. Abdo

/s/ James A. White                        Executive Vice President and Chief Financial        May 31, 2001
--------------------------------
James A. White                            Officer (Principal Financial and Accounting
                                          Officer)

/s/ Steven M. Coldren                     Director                                            May 31, 2001
--------------------------------
Steven M. Coldren

/s/ Bruno L. DiGiulian                    Director                                            May 31, 2001
--------------------------------
Bruno L. DiGiulian

/s/ Mary E. Ginestra                      Director                                            May 31, 2001
--------------------------------
Mary E. Ginestra

/s/ Jarett S. Levan                       Director                                            May 31, 2001
--------------------------------
Jarett S. Levan

/s/ Ben A. Plotkin                        Director                                            May 31, 2001
--------------------------------
Ben A. Plotkin

/s/ Dale Renner                           Director                                            May 31, 2001
--------------------------------
Dale Renner

/s/ Charlie C. Winningham, II             Director                                            May 31, 2001
--------------------------------
Charlie C. Winningham, II

                               INDEX TO EXHIBITS
                               -----------------

Exhibits      Description
--------      -----------

5 Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.
23.2          Consent of KPMG LLP.